Exhibit 99.1

CorpBanca Announces
First Quarter 2015 Financial Report;

Santiago, Chile, May 25, 2015. CORPBANCA (NYSE:BCA; SSE: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter ended March 31, 2015. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of March 31, 2015 of Ch$623.96 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the “Superintendencia de Bancos e Instituciones Financieras” (SBIF).

 Financial Highlights

In 1Q 2015, Net Income attributable to shareholders totalled Ch$39,689 million (Ch$0.1166 per share, or US$0.2803 per ADR), similar to 1Q 2014 results, representing a 1.1% decrease year over year1 (YoY). The main drivers for this nearly flat YoY result are explained below:

1. On the one hand the positive drivers were: (i) growing commercial activity in Chile and Colombia; (ii) lower cost of funding in Chile; (iii) higher inflation in Colombia; (iv) one-time other operating income coming from our Colombian operation; and (v) lower one-time expenses related to the merger process in Colombia.

2. On the other hand the aforementioned factors were offset by (i) flat UF variation in Chile; and (ii) higher cost of fund in CorpBanca Colombia, that generated lower YoY consolidated net interest income.

On a QoQ basis, Net Income attributable to shareholders decreased 40.1% mainly due to one-time revenue compared to previous quarter. In 4Q 2014, as a result of a reassessment of the “crédito mercantil” under Colombian GAAP in our banking subsidiary in that country and a New Tax Law in Colombia we recognized an extraordinary one-time tax benefit that positively impacted our 4Q 2014 result.
Mr. Fernando Massú, CEO

1Q 2015 results reflected the strengths and diversification of CorpBanca revenue generation. While the Chilean Banking Industry results were negatively affected by lower inflation and higher operating expenses that resulted in a 22.9% reduction in Net Income (YoY), CorpBanca’s Net Income did not materially changed compared to 1Q 2014. Indeed, any negative impacts due to lower inflation revenues were off-set by strong revenue generated in Colombia.

The contribution of CorpBanca to the Chilean Banking Industry’s net income, rose from a 7.9% market share in 1Q 2014 to a 9.9% market share in 2015 (a 192 basis point, “bp”, increase in 12 months). Thus, CorpBanca’s market share in net income exceeded its market share in loans (9.9% vs 7.6% in March 2015).

At the same time our Risk Index decreased from 2.29% in 1Q 2014 to 2.19% in 1Q 2015, reflecting our healthy asset quality and remained below Chilean banking industry in both time periods (2.45% in March 2014 versus 2.42% in March 2015).

Our operations in Colombia have been experiencing the positive impact of cost savings already achieved from the completion of the merger between CorpBanca Colombia and Helm Bank. Synergies are being delivered as scheduled.

1	“Year over Year” states for the comparison between 1Q 2015 and 1Q 2014;
“Quarter over Quarter” states for the comparison between 1Q 2015 and 4Q 2014;

Total loans2 reached Ch$14,400.8 billion as of March 31, 2015, a 6.8% increase YoY, as the result of all business segments performance, reflecting a significant contribution of project finance and infrastructure activities. Our Chilean operation increased by 14.5% to Ch$9,204.2 billion, allowing CorpBanca to achieve a market share of 7.6% on an unconsolidated basis in Chile, 33 bp higher than 1Q 2014. As of March 31, 2015, CorpBanca was the fourth largest private bank in Chile based on loans and deposits, and had slightly closed the gap to the third ranked bank. As of February 28, 2015, according to the “Superintendencia Financiera de Colombia” (SFC) CorpBanca ranked as the fifth largest private banking group in Colombia based on total assets, total loans and total deposits.

During 1Q 2015:

Net operating profit before loan losses increased by 0.9% YoY, due to sound performance of asset and liability management, higher fee and commission income and other operating income. Net operating profit before loan losses decreased by 10.7% QoQ; mainly due to the impact of flat UF variation in Chile that offset the benefit from growing loan activity.

Net provisions for loan losses increased by 28.0%, or Ch$8,535 million, YoY primarily as the result of growing loan activity in Chile and Colombia. On a QoQ analysis, the net provisions for loan losses decreased by 9.1% in comparison to 4Q 2014, as the result of higher releases and loan recoveries of commercial loans during the first quarter of 2015, lower Non Performing Loans (which we refer to herein as NPLs) associated to consumer loans in Colombia.

Total operating expenses increased by 1.1%, equivalent to Ch$1,182 million, due to an increase in advisory services related to pending merger between Itaú and CorpBanca in Chile, higher salaries and benefits due to collective bargaining negotiation, and costs related to our sponsorship of the Chilean national soccer team since 2015.

On a QoQ basis, operating expenses decreased from Ch$125,067 million to Ch$112,580 million, as the result of efficiency strategy in Chile and synergies that have been delivered in Colombia.
With respect to the pending merger between Itaú and CorpBanca, the Board continues to work on the merger process, taking into consideration the best interest of all the shareholders of the Bank, and in full compliance with all its legal and contractual obligations under the Transaction Agreement.

2	Exclude interbank and contingent loans.

General Information

Market Share

In Chile our market share as of March 31, 2015, on an unconsolidated basis, was 7.6%, reflecting an increase of 33 bp compared to March 31, 2014 and of 12 bp compared to December 31, 2014. This increase reflects our focus on economic sectors, such as project finance and infrastructure activity, that have remained stable growth drivers.

As of March 31, 2015, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio, with 11.3% of market share on a consolidated basis.

In Colombia, despite the ongoing integration process relating to the Helm Bank merger, our market share remained stable, reaching 6.4% as of February 28, 2015, according to the SFC.

Net Income3 (12 months trailing in millions of Chilean pesos)

The chart to the left shows our 12-month trailing Net Income from December 31, 2008 through March 31, 2015, in Chile and Colombia. During this period, our Net Income for the 12-month trailing March 31, 2015 reached record levels of Ch$225.8 billion, an increase of 50% YoY.

Net Income for 1Q 2015 was Ch$39.7 billion.

3	Net Income attributable to shareholders; for 2013 excludes Ch$16,000 million of one-time profits from the sale of 31 real estate properties.

RoAE – RoAA

We achieved a return on average equity (RoAE*) of 15.6% by the end of March 2015, an increase of 292 bp compared to 12.7% as of March 31, 2014.

Previously, between third quarter of 2011 and fourth quarter 2013, our RoAEs were impacted by the capital injections to enable our organic growth in Chile and our acquisitions in Colombia -totaling approximately US$1,570 million (a 137.1% increase over the same time period).

* Equity: Average equity attributable to shareholders excluding net income and provision for mandatory dividends.

The trend in our return on average asset (RoAA) changed since December 2013. This shift was the result of (i) consolidation of CorpBanca Colombia for a full year since 2013 and of Helm Bank for a full year since 2014; and (ii) the higher UF variation in 2014 (Δ+2.05% in 2013 vs. Δ+5.65% in 2014) along with low monetary policy interest rate in Chile.

During 1Q 2015 RoAE remained stable compared to December 2014 and the industry average.

Our 1Q 2015 returns demonstrated that greater business diversification has resulted in an increasing revenue stream.

Risk Index (Loan loss allowances / Total loans)

According to the SBIF, CorpBanca has maintained one of the lowest credit risk indexes (total loan loss allowances / total loans) in the Chilean banking industry over the past five years, consistent with one of our core pillars relating to high quality loan portfolio.

NPL (%)

The chart to the left illustrates how our consolidated non-performing loan (NPL) ratio compares to the industry average in Chile.

We believe that our risk management processes and methodology enable us to identify risks and resolve potential problems on a timely basis.

CorpBanca´s high asset quality was maintained following the acquisition of Banco Santander Colombia in May 2012 and Helm Bank in August 2013.

For a country breakdown, see “Section VIII”.

BIS Ratio (%) – TIER I (%)

Following the capital increase during 1Q 2013 in connection with the acquisition of Helm Bank, CorpBanca has maintained strong BIS ratios.

With the consolidation of Helm Bank’s risk weighted assets and the goodwill deduction, the trend in the capital ratios remained sound, higher than regulatory minimum (8%) and our internal minimum (11%). As is common during the first quarter of each year, our Capital Ratios are affected by the dividend distribution and only one quarter results.

Branches4 – ATM – Headcount5

Our distribution network in Chile provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking. As of March 31, 2015, we operated 127 branch offices in Chile, which included 70 branches operating under the brand CorpBanca, one operating in New York and 56 branches operating under the Banco Condell brand, our consumer finance division, in each case fully customized to attend our customer needs. In addition, as of March 31, 2015, we owned and operated 418 ATMs in Chile, and our customers had access to over 8,036 ATMs in Chile through our agreement with Redbanc. We utilize a number of different sales channels including account executives, sales forces and the internet to attract potential new clients. Our branch system serves as the main delivery network for our full range of products and services.

As of March 31, 2015, CorpBanca Colombia operated 178 branches and owned and operated 181 ATMs, while providing its customers with access to over 14,424 ATMs through Colombia’s financial institutions. CorpBanca Colombia also utilizes a number of different sales channels including account executives, telemarketing and internet banking to attract potential new clients. CorpBanca Colombia’s branch systems serve as the main distribution network for its full range of products and services.

As of March 31, 2015, we had a headcount of 3,651 employees in Chile, 3,707 employees in Colombia (including Panama) and 19 employees in the United States.

4	On September 2014, Colombia’s branches figure definition was modified, including 7 “small branch offices”.

5	Figures since 2014 are not comparable to prior years. Since 2014, Colombia’s headcount figure included all subsidiaries (483 employees).

Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

Our consolidated Net Income attributable to shareholders reported in 1Q 2015 was Ch$39,689 million, similar to 1Q 2014 result, representing a slight decrease of 1.1% YoY, while the Chilean banking industry net income decreased 22.9% in the same period. The main drivers for this YoY flat result were:

1.
The positive drivers were: (i) growing commercial activity in Chile and Colombia; (ii) lower cost of funding in Chile; (iii) higher inflation in Colombia; (iv) other operating income coming from our Colombian operation; and (v) lower one-time expenses related to the merger process in Colombia.

2.	The aforementioned factors were offset by (i) flat UF variation in Chile; and (ii) higher cost of fund in CorpBanca Colombia, that generated lower YoY consolidated net interest income.

On a QoQ basis, Net Income attributable to shareholders decreased 40.1% mainly due to one-time revenue in December 2014; as a result of a reassessment of “crédito mercantil” under Colombian GAAP in our banking subsidiary in that country and a recognition of a one-time differed tax benefit due to a New Tax Law in Colombia that positively impacted our 4Q 2014 result.

The following table sets forth the component s of our consolidated net income for the quarters ended March 31, 2015 and 2014 and December 31, 2014:

Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	1Q15	4Q14	1Q14	1Q15/1Q14	1Q15/4Q14
Net interest income	125,202	165,631	150,234	-16.7%	-24.4%
Net fee and commission income	36,579	41,694	32,270	13.4%	-12.3%
Net total financial transactions	49,735	39,448	34,580	43.8%	26.1%
Other operating income, net	8,559	(237)	992	762.8%	-
Net operating profit before loan losses	220,075	246,536	218,076	0.9%	-10.7%
Provision for loan losses (1)	(38,970)	(42,879)	(30,435)	28.0%	-9.1%
Net operating profit	181,105	203,657	187,641	-3.5%	-11.1%
Operating expenses	(112,580)	(125,067)	(111,398)	1.1%	-10.0%
Operating income	68,525	78,590	76,243	-10.1%	-12.8%
Income from investments in other companies	907	109	523	73.4%	732.1%
Income before taxes	69,432	78,699	76,766	-9.6%	-11.8%
Income tax expense	(22,239)	(66)	(29,608)	-24.9%	33595.5%
Net income	47,193	78,633	47,158	0.1%	-40.0%
Minority interest	(7,504)	(12,424)	(7,009)	7.1%	-39.6%
Net income attributable to shareholders	39,689	66,209	40,149	-1.1%	-40.1%

(1) Includes provision for contingent loans.

II) Unconsolidated Financial Performance Review: Chile and Colombia

The following table presents the results generated in Chile and Colombia separately for the 1Q 2015. The financial results of CorpBanca Chile include some expenses associated with our Colombian operations, particularly: (i) interest expenses in connection with the portion of the acquisition of Banco Santander Colombia (now known as CorpBanca Colombia) that was not funded with equity; (ii) amortization of the intangible assets generated in the

Banco Santander Colombia acquisition; and (iii) the impact of our fiscal hedge6, which is a consequence of a management’s decision to hedge the impact of the volatility of the US$/Ch$ exchange rate in the net income attributable to shareholders, which would not otherwise exist in the absence of such decision.

The adjusted 1Q 2015 results present, in our opinion, the closest approximation of CorpBanca on a stand-alone basis:

	1Q 2015 Financial Statements				1Q 2015 Adjusted
(Expressed in millions of Chilean pesos)	Consoli- dated	Chile	Colombia	Adjust-ments	Chile	Colombia	1Q15/1Q14		1Q15/4Q14
							Chile	Colombia	Chile	Colombia
Net interest income	125,202	65,494	59,708	2,765	68,259	56,943	-22,1%	-9,1%	-34,3%	-7.7%
Net fee and commission income	36,579	22,883	13,696	-	22,883	13,696	34,1%	-10,0%	-11.9%	-12.8%
Total financial transactions, net	49,735	21,408	28,327	(5,612)	15,796	33,939	1374,8%	374,3%	107.1%	6.7%
Other operating income, net	8,559	(1,817)	10,376	1	(1,816)	10.375	-467,8%	1982,0%	188%	2538%
Net operating profit before loan losses	220,075	107,968	112,107	(2,846)	105,122	114,953	-1,0%	2,8%	-23.2%	4.9%
Provision for loan losses (1)	(38,970)	(11,558)	(27,412)	-	(11,558)	(27,412)	-15,8%	64,0%	-13.8%	-7.0%
Net operating profit	181,105	96,410	84,695	(2,846)	93,564	87,541	1,2%	-8,0%	-24.3%	9.2%
Operating expenses	(112,580)	(59,311)	(53,269)	2,599	(56,712)	(55,868)	11,5%	-7,7%	-14.7%	-4.6%
Operating income	68,525	37,099	31,426	(247)	36,852	31,673	-11,4%	-8,5%	-35.4%	46.8%
Income from investments in other companies	907	1	906	-	1	906	-92,3%	77,6%	-94.1%	884.8%
Income before taxes	69,432	37,100	32,332	(247)	36,853	32,579	-11,5%	-7,3%	-35.4%	50.4%
Income tax expense	(22,239)	(12,509)	(9.730)	7,677	(4,832)	(17.407)	5,1%	-30,4%	-27.0%	127.8%
Net income	47,193	24,591	22.602	7,430	32,021	15.172	-13,5%	49,8%	-36.5%	10.8%

Efficiency Ratio	51.2%	54.9%	47.5%		53.9%	48.6%

(1) Includes Provision for contingent loans.

The adjustments mentioned above are related to:

i.	Ch$2,765 million associated with funding for the acquisition of CorpBanca Colombia.

ii.	Ch$5,612 million of hedge taxes in US$.

iii.	Ch$2,599 million of intangible assets amortization and integration costs in Colombia.

Taking into account these adjustments, our estimated result for our operations in Chile is Ch$32,021 million of Adjusted Net Income in 1Q 2015 while our operations in Colombia is Ch$31,275 million.

Consolidated Net Operating Profits before Loan Losses

Net operating profit before loan losses slightly increased by 0.9% YoY, as the result of:

(i)	Growing commercial activity, impacting positively net interest income and fees and commissions income;

(ii)	Higher inflation rate in Colombia, improving net interest income;

(iii)	Lower YoY Central Bank monetary interest rate in Chile, that lowered interest expenses;

(iv)
Positive asset and liability management performance, resulting in a higher net total financial transactions result, as a result of economic hedge to compensate lower income from UF indexed loan portfolio. Nevertheless, the purpose of those derivatives is to mitigate the negative impact of UF in Net Interest Margin; and

6
For tax purposes, the “Servicio de Impuestos Internos” (Chilean IRS) considers that our investment in Colombia is denominated in US dollars. As we have to translate the valuation of this investment from US dollar to Chilean pesos in our book each month, the volatility of the exchange rate generates a significant impact on the net income attributable to shareholders. In order to limit that effect, the management decided to hedge it with a derivative that hasto be analyzed along with income tax expenses.

(v)
One-time other operating income generated by releases of country risk provisions of Panama, as the result of lower commercial activity in that country, and a reversal of an extraordinary provision made in a context of a lawsuit in Colombia, that was sentenced in our favor during 1Q 2015.

Those factors partially offset:

(i)	Flat YoY UF variation in Chile that resulted in lower income from UF indexed-portfolio compared to 1Q 2014; and

(ii)	Higher cost of fund in Colombia that resulted in higher interest expenses in 1Q 2015 compared to 1Q 2014.

Net operating profit decreased by 10.7% QoQ; mainly due to a decrease in the quarterly UF variation that negatively impacted income from UF-indexed loan portfolio in Chile and lower fee activity during 1Q 2015 in comparison to 4Q 2015 both in Chile and Colombia.

Consolidated Net Interest Income

Our net interest income was Ch$125,202 million in 1Q 2015, a decrease of 16.7% YoY, primarily as the result of lower inflation rate variation in Chile, generating lower income from UF indexed adjustment. In 1Q 2015, UF7 variation was flat in Chile, (0.02%) in 1Q 2015 compared to 1.28% in 1Q 2014, offsetting benefits from a lower Chilean Central Bank monetary policy interest rate (3.00% in 1Q 2015 vs 4.00% in 1Q 2014) and growing loan activity. At the same time, Colombian Central Bank monetary interest rate was 4.50% in 1Q 2015 compared to 3.00% in 1Q 2014, generating higher interest expenses. This increase offset the positive impact of higher inflation rate (2.28% in 1Q 2015 vs 1.51% in 1Q 2014) and growing loan activity.

On a QoQ basis, our net interest income decreased by 24.4% in comparison to 4Q 2014, due to lower quarterly UF rate variation in Chile ((0.02%) in 1Q 2015 in comparison to 1.89% in 4Q 2014).

These factors impacted our net interest margin (net interest income (LTM) divided by average interest- earning assets), that decreased from 3.99% to 3.89% YoY and from 4.12% to 3.89% QoQ.

Consolidated Fees and Commission from Services

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	1Q15	4Q14	1Q14	1Q15/1Q14	1Q15/4Q15
Banking services(*)	25,023	28,290	26,097	-4.1%	-11.5%
Securities brokerage services	177	282	342	-48.3%	-37.3%
Mutual fund management	1,854	1,897	1,722	7.7%	-2.3%
Insurance brokerage	2,433	3,113	2,628	-7.4%	-21.8%
Financial advisory services	6,610	7,404	861	667.8%	-10.7%
Legal advisory services	482	708	620	-22.3%	-32.0%
Net fee and commission income	36,579	41,694	32,270	13.4%	-12.3%

(*) Includes consolidation adjustments.

Our net fee and commission income for 1Q 2014 was Ch$36,579 million, representing a 13.4% increase YoY, that was primarily the result of higher structuring fees related to commercial loans, particularly in project finance and infrastructure.

7
UF or Unidad de Fomento is a unit of account adjusted on a daily basis by the variation of the CPI (inflation rate) with one-month lag. A significant portion of assets and liabilities of the Chilean banks are denominated in UF.As of March,31, 2015 1 UF= Ch$24,622.78

The net fee and commission income for 1Q 2015 decreased 12.3% in comparison to 4Q 2014, primarily due to a decrease in insurance brokerage fees and financial advisory services commissions both in Colombia and Chile.

Consolidated Net Total Financial Transaction

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	1Q15	4Q14	1Q14	1Q15/1Q14	1Q15/4Q15
Trading and investment income:
Trading investments*	7,203	6,090	8,668	51.5%	18.3%
Trading financial derivatives contracts	46,103	(6,903)	34,129	35.1%	-
Other	14,222	20,635	5,200	173.5%	-31.1%
Net income from financial operations	67,528	19,822	47,997	40.7%	240.7%

Foreign exchange profit (loss), net	(17,793)	19,626	(13,417)	32.6%	-

Net total financial transactions result	49,735	39,448	34,580	43.8%	26.1%

* Market risk exposure related to proprietary trading investment is strongly limited

Net income from financial transactions was Ch$49,735 million in 1Q 2015, an increase of 43.8% compared to Ch$34,580 million in 1Q 2014, as a result of:

i.	Positive asset and liability management (ALM) performance in 1Q 2015 in comparison to 1Q 2014, increasing valuation of client driven derivatives contract in Chile.

ii.	Higher income from the sale of investment portfolio both in Chile and Colombia.

Net income from financial transactions result was Ch$49,735 million in 1Q 2015, an increase of 26.1% compared to Ch$39,448 million in 4Q 2014, as a result of:

i.	Positive asset and liability management (ALM) performance in 1Q 2015 in comparison to 4Q 2014, reflected in increasing results from accounting hedge in Chile.

ii.	Higher income from the sale of investment portfolio in Chile.

The gap between assets and liabilities indexed to the UF was approximately Ch$768,111 million in 1Q 2015, resulting in an impact of Ch$7,681 million in results for each 100 bp of variation of the UF.

Consolidated Provisions for Loan Losses (for Commercial and Retail Loans) (1)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	1Q15	4Q14	1Q14	1Q15/1Q14	1Q15/4Q15
Commercial, net of loan loss recoveries	(25,788)	(21,492)	(14,330)	80.0%	20.0%
Residential mortgage, net of loan loss recoveries	3,904	(1,395)	(462)	-	-
Consumer, net of loan loss recoveries	(16,644)	(17,377)	(14,077)	18.2%	-4.2%
Others	(99)	(68)	13	-	45.6%
Net provisions for loan losses	(38,627)	(40,332)	(28,856)	33.9%	-4.2%

(1) Excludes provisions for Contingent loans.

Net provisions from loan losses increased from Ch$28,856 million YoY in 1Q 2014 to Ch$38,627 million in 1Q 2015, equivalent to 33.9% increase, due to growing loan activity in Chile and Colombia.

Expenses from provisions for loan losses for 1Q 2015 decreased by 4.2% QoQ, as the result of higher releases and loan recoveries of commercial loans during the first quarter of 2015, lower NPL associated to consumer loans in Colombia and lower loan activity in Panama.

Consolidated Operating Expenses

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	1Q15	4Q14	1Q14	1Q15/1Q14	1Q15/4Q15
Personnel salaries and expenses	50,202	54,112	52,375	-4.1%	-7.2%
Administrative expenses	51,561	58,041	46,677	10.5%	-11.2%
Depreciation and amortization	10,806	11,606	12,346	-12.5%	-6.9%
Impairment	11	1,308	-	-	-99.2%
Operating expenses	112,580	125,067	111,398	1.1%	-10.0%

Operating expenses for 1Q 2015 increased by 1.1%, or Ch$1,182 million, YoY, due to an increase in advisory services related to pending merger between Itaú and CorpBanca in Chile, higher salaries and benefits due to the collective bargainning negotiation that occurred in 2014, and costs related to our sponsorship of the Chilean national soccer team since 2015. This YoY increase was partially offset by an absence of one-time operating expenses in Colombia during 1Q 2015 compared to 1Q 2014. Those one-time expenses were related to the Colombian merger process. Therefore, 1Q 2015 operating expenses reflect cost savings already achieved.

On a QoQ basis, operating expenses decreased from Ch$125,067 million to Ch$112,580 million, as the result of our efficiency strategy in Chile and lower one-time expenses related to the merger process in Colombia.

Consolidated Tax Expenses

Our Income tax expenses decreased 24.9% YoY, from Ch$29,608 million in 1Q 2014 to Ch$22,239 million in 1Q 2015, due to lower income before taxes both in Chile and Colombia and the impact of the volatility of the depreciation of Chilean peso against US dollar, impacting the valuation of the investment in Colombia for tax purposes.

On QoQ basis, our income tax expenses increases from Ch$66 million in 4Q 2015 to Ch$22,239 million in 1Q 2015 mainly due to additional goodwill registered in December 2014, as the consequence of the final assessment of the SFC regarding legal reserve of Helm Bank. As required by the Colombian regulator, we registered an additional goodwill (known as “crédito mercantil” under Colombian GAAP) to reflect reserves that were held by Helm Bank as part of its equity and that was not transferrable to CorpBanca Colombia. This operation increased deferred tax assets and generated a lower tax expenses of Ch$13,000 million in December 2014.

On the other hand, the new tax bill in Colombia, (which we refer to herein as the New Tax Law), which affected the tax rate, was released on December 23, 2014. Among other changes, it established a progressive increase in the rate of income tax from 34% to 43%, between 2015 and 2018. Though the tax reform will start to be applied in 2015, we had to recognize its impact on deferred taxes beginning in December 2014, generating a non-material positive net effect on taxes of Ch$1,500 million.

As a result of the positive impact of an additional goodwill and the New Tax Law, income tax expenses were extraordinary low in 4Q 2014.

Net income Attributable to Shareholders

In 1Q 2015 Net Income Attributable to Shareholders was flat in comparison to 1Q 2015, achieving a slight decrease of 1.1% to Ch$39,689 million, as the result of:

1.           On the one hand the positive drivers were: (i) growing commercial activity in Chile and Colombia; (ii) lower cost of funding in Chile; (iii) higher inflation in Colombia; (iv) one-time other operating income coming from our Colombian operation; and (v) lower one-time expenses related to the Helm Bank merger process in Colombia.

2.           On the other hand the aforementioned factors were offset by flat UF variation in Chile and higher cost of fund in CorpBanca Colombia, that generated lower YoY consolidated net interest income.

On a QoQ basis, net income decreased by 40.1% in 1Q 2015 in comparison to 4Q 2014, due to higher income tax expenses as previously explained.

III) Consolidated Assets and Liabilities

Consolidated Loan portfolio (1)
	Quarter ended			Change (%)
(Expressed in millions of Chilean pesos)	mar-15	dec-14	mar-14	Mar-15/Mar-14	Mar-15/Dec-14
Wholesale lending	10,451,460	10,200,131	9,656,249	8.2%	2.5%
Chile	6,875,090	6,638,607	5,906,063	16.4%	3.6%
Commercial loans	5,876,961	5,708,715	5,024,779	17.0%	2.9%
Foreign trade loans	588,366	505,551	478,126	23.1%	16.4%
Leasing and factoring	409,763	424,341	403,158	1.6%	-3.4%
Colombia	3,576,370	3,561,524	3,750,186	-4.6%	0.4%
Commercial loans	3,072,854	3,035,158	3,222,255	-4.6%	1.2%
Foreign trade loans	-	-	-	-	-
Leasing and factoring	503,516	526,366	527,931	-4.6%	-4.3%
Retail lending	3,949,370	4,011,218	3,832,577	3.0%	-1.5%
Chile	2,329,071	2,331,235	2,134,268	9.1%	-0.1%
Consumer loans	589,123	589,174	534,178	10.3%	0.0%
Residential mortgage loans	1,739,948	1,742,061	1,600,090	8.7%	-0.1%
Colombia	1,620,299	1,679,983	1,698,309	-4.6%	-3.6%
Consumer loans	1,129,775	1,177,159	1,214,931	-7.0%	-4.0%
Residential mortgage loans	490,524	502,824	483,378	1.5%	-2.4%
TOTAL LOANS	14,400,830	14,211,349	13,488,826	6.8%	1.3%
Chile	9,204,161	8,969,842	8,040,331	14.5%	2.6%
Colombia	5,196,669	5,241,507	5,448,495	-4.6%	-0.9%

(1) Contingent loans under IFRS are not considered part of the loan portfolio.

Our total loans increased by 6.8% YoY, reflecting higher commercial activity in Chile and Colombia in all business segments. Colombian figures were affected by translation impacts due to a 14.0% depreciation of the Colombian peso against the Chilean peso in 1Q 2015 in comparison to 1Q 2014. When CorpBanca Colombia loan growth is computed in COP the increase is 13.6% YoY.

Our total loan portfolio increased by 1.3% in 1Q 2015 in comparison to 4Q 2014, which figures were also affected by the conversion of Colombian pesos to Chilean pesos. During the 1Q 2015 the depreciation of Colombian pesos was 5.0%. Analyzing the CorpBanca Colombia loan portfolio in solely in COP resulted in an increase of 3.9% QoQ.

Consolidated Securities Portfolio

	Quarter ended			Change (%)
(Expressed in millions of Chilean pesos)	mar-15	dec-14	mar-14	Mar-15/Mar-14	Mar-15/Dec-14
Trading investments	543,155	685,898	695,977	-22.0%	-20.8%
Available-for-sale investments	1,214,300	1,156,896	885,733	37.1%	5.0%
Held-to-maturity investments	203,357	190,677	258,754	-21.4%	6.6%
Total Financial Investments	1,960,812	2,033,471	1,840,464	6.5%	-3.6%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. On a consolidated basis, we currently have a small portfolio of held-to-maturity investments, related to our Colombian operations. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard CorpBanca’s payment capacity in the event of illiquid conditions. We have also established a minimum for our instruments portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources. As part of our policy, we have developed two internal liquidity models:

1.
Minimum Liquidity Requirement: In order to ensure that CorpBanca will permanently hold enough liquid assets to meet all payments derived from obligations to third parties over the next three days, we set a limit on the minimum amount of liquid assets to be held on a daily basis.

2.
Liquidity Coverage Ratio (LCR): We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs and maturing liabilities. The purpose of the LCR model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities will be withdrawn over the next 20 days according with a stressed volatility and liquid assets will have to cover excess requirements.

Consolidated Funding Strategy

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	mar-15	dec-14	mar-14	Mar-15/Mar-14	Mar-15/Dec-14
Demand deposits	3,863,103	3,954,948	3,837,915	0.7%	-2.3%
Time deposits and saving accounts	8,142,065	8,076,966	7,708,429	5.6%	0.8%
Investments sold under repurchase agreements	429,097	661,663	504,865	-15.0%	-35.1%
Mortgage finance bonds	93,054	98,444	111,390	-16.5%	-5.5%
Bonds	2,029,977	2,078,358	1,543,989	31.5%	-2.3%
Subordinated bonds	889,452	902,248	870,188	2.2%	-1.4%
Interbank borrowings	14,499	15,422	16,527	-12.3%	-6.0%
Foreign borrowings	1,354,133	1,431,923	1,387,146	-2.4%	-5.4%

Our current funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For each of the series of bonds that can be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently our outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, in October 2012 we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). In June 2014 we issued Ch$1,647,939 million (UF 68,596,643) in senior bonds and Ch$895,372 million (UF 37,270,502) in subordinated bonds.

On July 22, 2014, we obtained a syndicated loan facility, in the amount of US$490 million, the largest in Chile, in line with our strategy to diversify funding sources, strengthen liquidity and finance commercial activities.

During 2013, CorpBanca deepened its strategic objective of diversifying its sources of funding, in order to strengthen its ability to react to funding liquidity risk events and lower market relevance of institutional investors as a source of funds. In January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. As CorpBanca has been growing at a slower pace than in previous periods in order to enhance our business relationship with our clients and improve our profitability, this issuance has allowed us to reduce deposits and at the same time to be less dependent on institutional investors. This strategy allowed the bank to partly offset the temporary increase on our cost of funding during 3Q 2013. In June 2014, we issued UF3,000,000 (Ch$74,771 million) in senior local bonds in line with our goal of asset and liability management and growth.

On September 23th, 2014 CorpBanca placed US$750,000,000 aggregate principal amount of 3.875% Senior Notes in the international market, primarily to fund lending activities.

Consolidated Shareholders’ Equity

As of March 31, 2015, according to the SBIF, CorpBanca was the fourth largest private bank in Chile, based on equity8 (Ch$1,723 billion, or US$ 2,761 billion, as of March 31, 2015). Following a capital increase of 47,000,000,000 common shares during 1Q 2013, we had 340,358,194.2 thousand shares outstanding and a market capitalization of Ch$2,246 billion, or US$3,600.2 million, (based on a share price of Ch$6.604 pesos per share) as of March 31, 2015.

On January 18, 2013, we raised capital in the aggregate amount of Ch$66,751.2 million through the issuance of 10,680,200,621 common shares, including common shares in the form of ADSs, in the United States and elsewhere outside of Chile.

On February 7, 2013, we raised capital in the aggregate amount of Ch$106,361.9 million in connection with the investment by certain investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, and IFC Asset Management Company to acquire a 5% equity interest in CorpBanca, or the IFC Investment, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga SpA, and CorpGroup Inversiones Bancarias Ltda..

On February 14, 2013, we raised capital in the aggregate amount of Ch$120,927.7 million during a pre-emptive rights offering under Chilean law in connection with the authorization by the Board of Directors on November 27, 2012 to issue 47,000,000,000 common shares.

Total equity decreased by Ch$142,954 million in 4Q 2014 and by Ch$44,977 million in 1Q 2015 due to afore mentioned impact of the depreciation of the Colombian peso during the period that had to be registered in the “translation account” in our equity.

8	Shareholders’ equity = Equity excluding net income and provisions for mandatory dividends.

IV) Ownership Structure and Share Performance

Ownership structure

As of March 31, 2015, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital
Corp Group Banking S.A.	43.73%
Cía. Inmob. y de Inversiones Saga SpA(1)	6.15%
Total Saieh Group	49.88%

IFC	5.00%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	2.88%

Others	42.24%
ADRs holders and Foreign investors	19.19%
Securities Brokerage	8.52%
Insurance Companies	2.57%
AFPs (Administradoras de Fondos de Pensiones)	0.87%
Other minority shareholders(2)	11.10%

Total	100.00%

(1) Includes 926,513,842 shares owned by Saga that are under custody.

(2) Includes Moneda’s funds, with a total of 3.02% ownership.

ADR Price Evolution and Local Share Price Evolution

ADR Price
As of 03/31/2015	US$15.97
Maximum (LTM)	US20.20
Minimum (LTM)	US$15.82

Local Share Price
03/31/2015	Ch$6.604
Maximum (LTM)	Ch$7.79
Minimum (LTM)	Ch$6.44

Market capitalization	US$3,600.2million
P/E (LTM)	9.95
P/BV (09/30/2013)	1.30
Dividend yield*	4.4%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Pesos per Share (Ch$ of each year)
2010	2011	119,043	100%	119,043	0.5246280300
2011	2012	122,849	100%	122,849	0.4906940357
2012	2013	120,080	50%	60,040	0.1764023878
2013	2014	155,093	57%	88,403	0.2597360038
2014	2015	226,093	50%	113,047	0.3321397925

CorpBanca paid its annual dividend of Ch$0.3321397925/share in Chile on March, 13, 2015, equivalent to a payout ratio of 50% and to a dividend yield of 4.4%, as well as an increase of 27.9% compared to the dividend paid in 2014.

V) Credit Risk Ratings

International credit risk ratings

On a global scale, CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services (S&P).

On May 20, 2015, Moody´s Investors Service (Moody’s) affirmed its rating review for ‘possible upgrade’, on the long and short term ratings of CorpBanca. On placing the ratings of CorpBanca on ‘review for upgrade’, Moody’s noted the benefits a change of control with respect to the merged bank could have on CorpBanca’s funding flexibility, margins, and capital.

Moody´s	Rating
Long-term foreign currency deposits	Baa3
Short-term foreign currency deposits	Prime-3
Bank financial strength	D+
Outlook	Review for upgrade

On August 29, 2014, Standard & Poor´s Ratings Services (S&P) affirmed the ratings on CorpBanca and the ‘Watch Developing’ as consequence of the merger agreement with Itaú Chile. The creditwatch developing listing reflected the potential impact of the merger on the ratings of CorpBanca and S&P’s assessment of Itaú-CorpBanca’s capital, business position, funding and liquidity, and the nature and strength of external support (either from government or group support) that this new entity may receive.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Short-term issuer credit rating	A-2
CreditWatch	Developing

Local Credit risk ratings

On a national scale, CorpBanca is rated by Feller Rate, International Credit Rating Chile and Humphreys.

On May 30 2014, Feller Rate affirmed the ratings on CorpBanca following the announcement of the merger agreement with Itaú Chile. The outlook was confirmed as ‘Stable’, reflecting Feller Rate’s assessment that both banks will be successful in the integration process and that the new bank will benefit from (i) a strengthening competitive position, both locally and regionally; and (ii) significant synergies in the medium term.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On May 30, 2014, International Credit Rating Chile (ICR) affirmed CorpBanca’s ‘AA’ ratings on long term debt, ‘AA-’ rating on subordinated debt, ‘Nivel 1+’ on short term deposits and ‘Primera Clase Nivel 1’ rating on shares, and its ‘Developing’ outlook, in light of the fact that the merger between CorpBanca and Itaú Chile is still subject to regulatory and shareholders’ approval.

ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Developing

On July 30, 2014, Humphreys upgraded CorpBanca’s ratings from ‘AA-’ to ‘AA’ on long term deposit and senior unsecured debt, affirmed CorpBanca’s ‘Nivel 1+’ ratings on short term deposit and upgraded CorpBanca’s rating from ‘A+’ to ‘AA-’ ratings on long term subordinated debt. At the same time, Humphreys changed its outlook to ‘Stable’ from ‘Positive’.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

VI) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Mar-15	Mar-15	Dec-14	Mar-14	Mar.15/Mar.14	Mar.15/Dec.14
	US$ thousand	Ch$ million

Interest income	431,079	268,976	352,822	311,800	-13.7%	-23.8%
Interest expense	(230,422)	(143,774)	(187,191)	(161,566)	-11.0%	-23.2%
Net interest income	200,657	125,202	165,631	150,234	-16.7%	-24.4%
					-	-
Fee and commission income	76,585	47,786	51,479	42,526	12.4%	-7.2%
Fee and commission expense	(17,961)	(11,207)	(9,785)	(10,256)	9.3%	14.5%
Net fee and commission income	58,624	36,579	41,694	32,270	13.4%	-12.3%
					-	-
Net income from financial operations	108,225	67,528	19,822	47,997	40.7%	240.7%
Foreign exchange profit (loss), net	(28,516)	(17,793)	19,626	(13,417)	32.6%	-
Total financial transactions, net	79,709	49,735	39,448	34,580	43.8%	26,1%
Other operating income	13,717	8,559	(237)	992	762.8%	-
Net operating profit before loan losses	352,707	220,075	246,536	218,076	0.9%	-10.7%
					-	-
Provision for loan losses (1)	(62,456)	(38,970)	(42,879)	(30,435)	28.0%	-9.1%
					-	-
Net operating profit	290,251	181,105	203,657	187,641	-3.5%	-11.1%
					-	-
Personnel salaries and expenses	(80,457)	(50,202)	(54,112)	(52,375)	-4.1%	-7.2%
Administrative expenses	(82,635)	(51,561)	(58,041)	(46,677)	10.5%	-11.2%
Depreciation and amortization	(17,318)	(10,806)	(11,606)	(12,346)	-12.5%	-6.9%
Impairment	(18)	(11)	(1,308)	-	-	-99.2%
Operating expenses	(180,428)	(112,580)	(125,067)	(111,398)	1.1%	-10.0%
					-	-
Operating income	109,823	68,525	78,590	76,243	-10.1%	-12.8%
					-	-
Income from investments in other companies	1,454	907	109	523	73.4%	732.1%
Income before taxes	111,276	69,432	78,699	76,766	-9.6%	-11.8%
					-	-
Income tax expense	(35,642)	(22,239)	(66)	(29,608)	-24.9%	33595.5%
					-	-
Net income from ordinary activities	75,635	47,193	78,633	47,158	0.1%	-40.0%
					-	-
Net income from discontinued operations	-	-	-	-	-	-
					-	-
Net income attributable to:					-	-
Minority interest	(12,026)	(7,504)	(12,424)	(7,009)	7.1%	-39.6%
Net income attributable to shareholders	63,608	39,689	66,209	40,149	-1.1%	-40.1%

(1) Includes provision for contingent loans and net of loan loss recoveries.

VII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Mar-15	Mar-15	Dec-14	Mar-14	Mar-15/Mar-144	Mar-15/Dec-14
	US$ thousand	Ch$ million
Assets
Cash and deposits in banks	1,394,200	869,925	1,169,178	1.147.110	-24.2%	-25.6%
Unsettled transactions	672,399	419,550	212,842	502.665	-16.5%	97.1%
Trading investments	870,497	543,155	685,898	695.977	-22.0%	-20.8%
Available-for-sale investments	1,946,118	1,214,300	1,156,896	885.733	37.1%	5.0%
Held-to-maturity investments	325,914	203,357	190,677	258.754	-21.4%	6.6%
Investments under resale agreements	165,863	103,492	78,079	228.566	-54.7%	32.5%
Financial derivatives contracts	1,404,149	876,133	766,799	532.168	64.6%	14.3%
Interbank loans, net	747,662	466,511	814,209	337.038	38.4%	-42.7%
Loans and accounts receivable from customers	23,079,731	14,400,829	14,211,348	13.488.824	6.8%	1.3%
Loan loss allowances	(506,553)	(316,069)	(319,444)	(308.491)	2.5%	-1.1%
Loans and accounts receivable from customers, net of loan loss allowances	22,573,179	14,084,761	13,891,905	13.180.334	6.9%	1.4%
Investments in other companies	24,623	15,364	15,842	15.535	-1.1%	-3.0%
Intangible assets	1,148,229	716,449	757,777	853.216	-16.0%	-5.5%
Property, plant and equipment	144,727	90,304	92,642	98.322	-8.2%	-2.5%
Current taxes	4,327	2,700	1,608	-	-	67,9%
Deferred taxes	184,730	115,264	113,501	94.028	22.6%	1.6%
Other assets	528,108	329,518	411,974	382.511	-13.9%	-20.0%
Total Assets	32,134,723	20,050,782	20,359,826	19.211.956	4.4%	-1.5%
					-	-21.3%
Liabilities					-	-
Deposits and other demand liabilities	6,191,267	3,863,103	3,954,948	3.837.915	0.7%	-2.3%
Unsettled transactions	562,422	350,929	145,771	450.121	-22.0%	140.7%
Investments sold under repurchase agreements	687,700	429,097	661,663	504.865	-15.0%	-35.1%
Time deposits and other time liabilities	13,049,018	8,142,065	8,076,966	7.708.429	5.6%	0.8%
Financial derivatives contracts	1,060,738	661,858	607,683	455.777	45.2%	8.9%
Interbank borrowings	2,170,256	1,354,153	1,431,923	1.387.477	-2.4%	-5.4%
Issued debt instruments	4,828,007	3,012,483	3,079,050	2.525.567	19.3%	-2.2%
Other financial liabilities	23,205	14,479	15,422	16.196	-10.6%	-6.1%
Current taxes	-	-	-	44.716	-100.0%	-
Deferred taxes	283,118	176,654	180,934	184.822	-4.4%	-2.4%
Provisions	182,060	113,598	227,010	128.476	-11.6%	-50.0%
Other liabilities	335,919	209,600	210,716	201.423	4.1%	-0.5%
Total Liabilities	29,373,708	18,328,019	18,592,086	17.445.784	5.1%	-1.4%
Equity					-	-
Capital	1,252,579	781,559	781,559	781.559	0.0%	0.0%
Reserves	826,364	515,618	515,618	515.619	0.0%	0.0%
Valuation adjustment	(239,948)	(149,718)	(93,610)	(967)	15382.7%	59.9%
Retained Earnings:					-	-
Retained earnings or prior periods	384,416	239,860	126,730	126.730	89.3%	89.3%
Income for the period	63,608	39,689	226,260	40.149	-1.1%	-82.5%
Minus: Provision for mandatory dividend	(31,805)	(19,845)	(113,130)	(20.075)	-1.1%	-82.5%
Attributable to bank shareholders	2,255,213	1,407,163	1,443,427	1.443.015	-2.5%	-2.5%
Non-controlling interest	505,802	315,600	324,313	323.157	-2.3%	-2.7%
Total Equity	2,761,015	1,722,763	1,767,740	1.766.172	-2.5%	-2.5%
Total Equity and Liabilities	32,134,723	20,050,782	20,359,826	19.211.956	4.4%	-1.5%

VIII) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM LTM)	3.99%	4.39%	3.95%	4.12%	3.89%
Net interest income / Avg. interest-earning assets(1)(2) (NIM annualized)	4.10%	4.22%	3.74%	4.03%	3.09%
Net operating profit before loan losses / Avg. total assets(1)	4.92%	5.11%	4.98%	4.81%	4.36%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	6.15%	6.44%	6.17%	6.00%	5.43%
RoAA (before taxes), over Avg. total assets(1)	1.67%	1.90%	1.92%	1.54%	1.37%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	2.09%	2.40%	2.38%	1.92%	1.71%
RoAE (before taxes)(1)(3)	19.2%	21.6%	22.9%	20.3%	18.0%
RoAA, over Avg. total assets(1)	1.03%	1.50%	1.31%	1.54%	0.93%
RoAA, over Avg. interest-earning assets(1)(2)	1.29%	1.89%	1.62%	1.91%	1.16%
RoAE(1)(3)	9.49%	14.63%	11.97%	15.20%	9.46%

Efficiency
Operating expenses / Avg. total assets(1)	2.43%	2.46%	2.56%	2.44%	2.23%
Operating expenses/ Avg. total loans(1)	3.35%	3.41%	3.53%	3.46%	3.15%
Operating expenses / Operating revenues	49.4%	48.2%	51.4%	50.2%	51.2%

Capitalization
TIER I (Core capital) Ratio(4)	9.03%	9.01%	8.91%	8.64%	8.21%
BIS Ratio(4)	12.73%	12.72%	12.59%	12.39%	11.83%
Shareholders’ equity / Total assets	9.19%	9.53%	9.27%	8.68%	8.59%
Shareholders’ equity / Total liabilities	10.12%	10.53%	10.21%	9.51%	9.40%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.2255	0.2717	0.2844	0.2312	0.2040
Diluted Earnings per ADR before taxes (US$ per ADR)	0.6144	0.7374	0.7137	0.5728	0.4904
Diluted Earnings per share (Ch$ per share)	0.1180	0.1917	0.1606	0.1945	0.1166
Diluted Earnings per ADR (US$ per ADR)	0.3213	0.5202	0.4030	0.4819	0.2803
Total Shares Outstanding (Thousands)(4)	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2
Ch$ exchange rate for US$1.0	550.62	552.81	597.66	605.48	623.96
COP exchange rate for Ch$1.0	0.2798	0.2945	0.2943	0.2532	0.2405
Quarterly UF variation	1.27%	1.75%	0.60%	1.89%	-0,02%
Monetary Policy Interest Rate(5)	4.00%	4.00%	3.25%	3.00%	3.00%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 2013, respectively, the bank increased its capital base.
(5) As of the close of the month.

	As of and for the three months ended
	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15

Asset quality
Risk Index (Loan loss allowances / Total loans )	2.29%	2.25%	2.27%	2.25%	2.19%
Prov. for loan losses / Avg. total loans(1)	0.92%	0.96%	0.70%	1.19%	1.09%
Prov. for loan losses / Avg. total assets(1)	0.66%	0.69%	0.51%	0.84%	0.77%
Prov. for loan losses / Net operating profit before loans losses	13.5%	13.5%	10.2%	17.4%	17.7%
Prov. for loan losses / Net income	64.5%	46.0%	38.9%	54.5%	82.6%
PDL / Total loans(2)	0.46%	0.46%	0.46%	0.70%	0.60%
Coverage PDLs	498.4%	498.4%	498.4%	322.4%	363.2%
NPL / Total loans(3)	1.04%	1.02%	1.12%	1.33%	1.25%
Coverage NPLs	222.75%	225.71%	205.63%	172.42%	179.03%

Total NPLs	134,939	141,962	160,294	179,364	169,329
NPLs Chile	90,018	92,788	102,143	125,686	119,247
NPLs Colombia	44,921	49,174	58,151	53,678	50,082

Total Loans	12,945,075	13,917,125	14,282,941	13,510,286	13,572,250
Loans Chile	7,828,931	8,279,361	8,297,480	8,519,808	8,652,136
Loans Colombia	5,116,145	5,637,764	5,985,460	4,990,477	4,920,114

Total NPLs / Total Loans	1.04%	1.02%	1.12%	1.33%	1.25%
NPLs Chile / Loans Chile	1.15%	1.12%	1.23%	1.48%	1.38%
NPLs Colombia / Loans Colombia	0.88%	0.87%	0.97%	1.08%	1.02%

Total LLR	300,581	320,420	329,610	309,257	303,150
LLR Chile	117,513	114,622	112,624	117,968	113,212
LLR Colombia	183,068	205,798	216,985	191,289	189,938

Coverage Total NPL	222.75%	225.71%	205.63%	172.42%	179.03%
Coverage NPL Chile	130.54%	123.53%	110.26%	93.86%	94.94%
Coverage NPL Colombia	407.53%	418.51%	373.14%	356.37%	379.25%

Total Write-offs	23,537	29,519	28,782	19,797	28,411
Write-offs Chile	8,908	9,618	11,076	9,537	10,861
Write-offs Colombia	14,629	19,901	17,706	10,260	17,550

(1) Annualized figures when appropriate.
(2) PDL: Past due loans; all installments that are more than 90 days overdue.
(3) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.  Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding benefits of the pending Itaú Chile-CorpBanca’s merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in law, including the New Tax Law. These statements are based on the current expectations of CorpBanca’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) CorpBanca and Itaú Unibanco may be unable to obtain shareholder approvals required for the merger; (2)  CorpBanca and Itaú Unibanco may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause CorpBanca and Itaú Unibanco to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Itaú Unibanco or CorpBanca could interfere with the merger; (5) problems may arise in successfully integrating the businesses of CorpBanca and Itaú Unibanco, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the credit ratings of the combined company or its subsidiaries may be different from what CorpBanca and Itaú Unibanco expect; (8) the businesses of CorpBanca and Itaú Unibanco may suffer as a result of uncertainty surrounding the merger; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect CorpBanca and Itaú Unibanco; and (10) CorpBanca and Itaú Unibanco may be adversely affected by other economic, business, and/or competitive factors. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
IR@corpbanca.cl

Claudia Labbé
Head of Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com